At an Annual Meeting of Shareholders of the Funds held on July 20,2001, shareholders approved the following proposals:

     To approve a new advisory agreement between Strong Capital Management, Inc. and Strong Balanced Fund, Inc. on behalf of:

                                                  For            Against
     Strong Balanced Fund                    10,137,083.344    421,096.640

                                                Abstain       Broker non-votes
     Strong Balanced Fund                    187,139.616       1,139,348.000